File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

for June 24, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

  X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:

June 24, 2005

By: Signed "William Coyne"

William Coyne

Acting Chief Financial Officer

NEWS RELEASE

For Immediate Release

Norsat International Inc. Announces Reduction in Conversion Price of Outstanding Convertible Notes

(Vancouver, Canada) June 24, 2005, 7:00 PM, EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that it has reduced the conversion price of its outstanding US$2 million of 8% unsecured convertible notes due March 31, 2007 from US$1.70 per common share to US$1.25 per common share.  The convertible notes were issued on a private placement basis in March 2002 and are convertible at any time at the option of the holder into Norsat common shares at the conversion price.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat’s sectors of concentration are HealthCare, Homeland Security, Military and Media.

Forward Looking Statements

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

More Information Contact

Norsat International, Inc. Communications & Investor Relations	Norsat International Inc. Operations Location
Toll-Free: 1-888-667-7281 Tel: 604-292-9000 Fax: 604-292-9011 E-mail: Communications_InvestorRelations@norsat.com	300 – 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com
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